Exhibit 99.(n)

Credit Suisse Commodity Strategy Funds

Credit Suisse Commodity ACCESS Strategy Fund

Credit Suisse Commodity Return Strategy Fund

Credit Suisse Gold and Income Strategy Fund

and

Credit Suisse Opportunity Funds
Credit Suisse Emerging Markets Equity Fund

Credit Suisse Floating Rate High Income Fund

Credit Suisse Global Sustainable Dividend Equity Fund

Credit Suisse Multialternative Strategy Fund

Credit Suisse Managed Futures Strategy Fund

Credit Suisse Strategic Income Fund

Credit Suisse Volaris U.S. Strategies Fund

Amended and Restated

Rule 18f-3 Plan

(for Funds with Advisor, Institutional, Class A, B, C and/or I shares)

Rule 18f-3 (the “Rule”) under the Investment Company Act of 1940, as amended (the “1940 Act”), requires that the Board of an investment company desiring to offer multiple classes pursuant to the Rule adopt a plan setting forth the separate arrangements and expense allocation of each class (a “Class”), and any related conversion features or exchange privileges.  The differences in distribution arrangements and expenses among these classes of shares and the exchange features of each class are set forth below in this Plan, which is subject to change, to the extent permitted by law and by the governing documents of each fund that adopts this Plan (the “Fund” and together the “Funds”), by action of the governing Board of the Fund.

The governing Board, including a majority of the non-interested Board members, of each Fund has determined that the following Plan is in the best interests of each class individually and the Fund as a whole:

1.             Class Designation.  Shares of a Fund may be divided into Institutional Shares, Advisor Shares, Class A shares, Class B shares, Class C shares and Class I shares.

2.             Differences in Services.  Credit Suisse Securities (USA) LLC (“CSSU”) will provide administrative services with respect to the Institutional Shares, Advisor Shares, Class A shares, Class B shares, Class C shares and Class I shares of each Fund.  CSSU or its affiliates will also provide, or enter into agreements with other parties to provide, administrative, accounting, shareholder servicing and/or distribution services to holders of Fund shares.  CSSU or its affiliates may compensate financial-services firms such as banks, brokers and financial advisers (“Institutions”) that provide distribution services, shareholder services and/or administrative and accounting services to or on behalf of their clients or customers who beneficially own Fund shares.

3.             Differences in Distribution Arrangements.

Institutional Shares.  Institutional Shares are available for purchase only through separately managed accounts of an investment advisory program sponsored by a certain Institution.  Institutional Shares are not subject to annual distribution fees payable by the Funds that offer Institutional Shares.  Specified minimum initial and subsequent purchase amounts generally are not applicable to the Institutional Shares.

Advisor Shares.  Advisor Shares are available for purchase through Institutions.  Advisor Shares may be charged a shareholder service fee (the “Shareholder Service Fee”) payable at an annual rate of up to .25 of 1%, and a distribution and/or administrative services fee (the “Distribution Service Fee”) payable at an annual rate of up to .50 of 1% of the average daily net assets of such Class under a Distribution Plan adopted pursuant to Rule 12b-1 under the 1940 Act.  Payments may be made pursuant to a Distribution Plan to an Institution directly out of the assets of the Fund or by CSSU on the Fund’s behalf.  Additional payments may be made by CSSU, the Fund’s investment adviser (the “Adviser”) or an affiliate of either from time to time to Institutions for providing distribution, administrative, accounting and/or other services with respect to Advisor Shares. Institutions may also be paid additional amounts related to marketing costs. In certain cases, an Institution may be paid a one-time fee based on the value of assets invested in the accounts and/or an annual fee based on the value of new assets invested in the accounts.  Payments by the Fund shall not be made to an Institution pursuant to the Plan with respect to services for which Institutions are otherwise compensated by CSSU or an affiliate thereof. There is no minimum amount of initial or subsequent purchases of Advisor Shares.

Class A Shares.  Class A shares are offered subject to a front-end sales load of up to 5.75% of the offering price of the Fund; provided, however, that such front-end sales charges may be waived in certain circumstances described in the relevant Fund’s prospectus and statement of additional information.  Each Fund’s Class A Shares are subject to a Rule 12b-1 fee consisting of distribution payments and/or service fees of .25 of 1% per year of the average daily net assets of the Class A shares of such Fund.  Specified minimum initial and subsequent purchase amounts are applicable to the Class A shares.

Class B Shares.  Class B shares are offered subject to a contingent deferred sales charge of 4% if redeemed within 1 year after purchase, 3% if redeemed more than 1 year but less than 2 years after purchase, 2% if redeemed more than 2 years but less than 3 years after purchase, and 1% if redeemed more than 3 years but less than 4 years after purchase and 0% if redeemed more than 4 years after purchase; provided, however, that such contingent deferred sales charge may be waived in certain circumstances described in the relevant Fund’s prospectus and statement of additional information.  Each Fund’s Class B shares are subject to a Rule 12b-1 fee at an annual rate of 1.00% per year of the average daily net assets of the Class B shares of such Fund consisting of (i) an asset-based sales charge of .75 of 1% per year of the average daily net assets of the Class B shares of such Fund and (ii) a service fee of .25 of 1% per year of the average daily net assets of the Class B shares of such Fund.  Specified minimum initial and subsequent purchase amounts are applicable to the Class B shares.

Class C Shares.  Class C shares are offered subject to a contingent deferred sales charge of 1% if redeemed within 1 year after purchase and 0% if redeemed more than 1 year after purchase; provided, however, that such contingent deferred sales charge may be waived in certain circumstances described in the relevant Fund’s prospectus and statement of additional information.  Each Fund’s Class C shares will be subject to a Rule 12b-1 fee at an annual rate of 1.00% per year of the average daily net assets of the Class C shares of such Fund consisting of (i) an asset-based sales charge of .75 of 1% per year of the average daily net assets of the Class C shares of such Fund and (ii) a service fee of .25 of 1% per year of the average daily net assets of the Class C shares of such Fund.  Specified minimum initial and subsequent purchase amounts are applicable to the Class C shares.

Class I Shares.  Class I shares are offered at net asset value without a sales charge.  Each Fund’s Class I shares may be subject to distribution fees in accordance with a Shareholder Servicing and Distribution Plan adopted pursuant to Rule 12b-1 under the 1940 Act, under which a Fund may pay CSSU a maximum of .25 of 1% per annum for services under that Plan,  Class I shares may be purchased only by (1) investors in employee retirement, stock, bonus, pension or profit sharing plans, (2) investment advisory clients of the Adviser, (3) clients of financial intermediaries (including broker-dealers and registered investment advisers (“RIAs”) who charge such clients an ongoing fee for advisory investment consulting or similar services, (5) employees of the Adviser or its affiliates and current and former Directors or Trustees of funds advised by the Adviser or its affiliates, (6) the Adviser or its affiliates and (7) a corporation, partnership, association, joint-stock company, trust, fund or any organized group of persons whether incorporated or not that has a formal or informal consulting or advisory relationship with the Adviser or a third party through which the investment is made.  Class I shares are not subject to annual distribution fees payable by the Funds that offer Class I shares.  Specified minimum initial and subsequent purchase amounts are applicable to the Class I shares. Class I shares are also available through certain Institutions that may or may not charge their customers transaction fees or other fees in connection with investing in Class I shares. Certain features of the Fund, such as the minimum initial or subsequent investment amounts, may be modified for investments through Institutions and in certain other instances. CSSU or its affiliates may pay certain Institutions a fee based on the value of accounts maintained by such Institutions and/or the value of assets invested in Class I shares of the Fund.  Institutions may also be paid additional amounts related to marketing and other costs.

General.  Payments may be made to organizations, the customers or clients of which invest in a Fund’s Institutional Shares, Advisor Shares, Class A shares, Class B shares, Class C shares or Class I shares, by CSSU, the Adviser or an affiliate of either from such entity’s own resources, which may include a fee it receives from the Fund.  In certain cases, a portion of such payments may be paid or reimbursed by the relevant Fund.

4.             Expense Allocation.  The following expenses shall be allocated, to the extent practicable, on a Class-by-Class basis: (a) fees under a Plan adopted pursuant to Rule 12b-1 under the 1940 Act; and (b) expenses incurred in connection with shareholders’ meetings as a result of issues relating to a specific Class.  All other expenses of a Fund shall be allocated among outstanding Classes on the basis of relative net assets.

The distribution, administrative and shareholder servicing fees and other expenses listed above which are attributable to a particular Class are charged directly to the net assets of the particular Class and, thus, are borne on a pro rata basis by the outstanding shares of that

Class; provided, however, that any Fund making daily distributions of its net investment income may allocate these items to each share regardless of class or on the basis of relative net assets (settled shares), applied in each case consistently.

5.             Conversion Features.  Each Fund may be offered with a conversion feature providing that the shares of one class (the “Purchase Class”) will be exchanged automatically for shares of another class (the “Target Class”) after a specified period of time; provided that such conversion will be effected on the basis of relative net asset values of the two classes without the imposition of any sales load, fee or other charge and that the expenses of the Target Class, including payments authorized under a Rule 12b-1 plan, are not higher than the expenses of the Purchase Class, including payments authorized under a Rule 12b-1 plan; and, if the amount of expenses of the Target Class, including payments under a Rule 12b-1 plan, are increased materially without approval of the shareholders of the Purchase Class, the Fund will establish a new Target Class for the Purchase Class on the same terms as applied to the Target Class before the increase.

Each Fund may offer a conversion feature providing that shares of a class in which an investor is no longer eligible to participate may be converted to shares of a class in which such investor is eligible to participate; provided that such investor is given notice of the proposed conversion either at the time of purchase or subsequently and the conversion is effected on the basis of the relative net asset values of the two classes without the imposition of a sales load, fee or other charge.

Except for shares acquired through reinvestment of dividends, each Fund’s Class B shares held for 8 years after purchase will be automatically converted into Class A shares of such Fund.

6.             Exchange Privileges. Shares of a Class shall be exchangeable only for (a) shares of the same Class of other investment companies that hold themselves out to investors as part of the Credit Suisse family of funds, subject to certain exceptions as set forth in the prospectus, statement of additional information or shareholder guide with respect to a particular class, and (b) shares of certain other investment companies or classes thereof specified from time to time.

7.             Additional Information.  This Plan is qualified by and subject to the terms of the then current prospectus, statement of additional information and shareholder guide for the applicable Class; provided, however, that none of the terms set forth in any such materials shall be inconsistent with the terms of the Classes contained in this Plan.  The prospectus, statement of additional information and shareholder guide for each Class may contain additional information about that Class and the applicable Fund’s multiple class structure.

Dated: November 12, 2001, as amended and restated November 16, 2011, January 1, 2012, August 14, 2012, May 6, 2013, November 12, 2013, February 18, 2014 and February 24, 2015